U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING


      (CHECK ONE)
      [ ] Form 10-K or Form 10-KSB  [ ] Form 20-F [ ]  Form 11-K
      [X] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

            For Period Ended: March 31, 1997

            [ ] Transition Report on Form 10-K or Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q or Form 10-QSB
            [ ] Transition Report on Form N-SAR

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information

                     Ages Health Services Inc.
                     800 Hingham Street
                     Suite 103 South
                     Rockland, Massachusetts 02370


Part II-Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.   (Check box if applicable.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or
                Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

      Independant Review of Financial Statements will not be complete by the due date.

Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

            Henry Goodhue 1-617-871-6550

      (2)   Have all other periodic reports required       [X] Yes  [ ] No
            under Section 13 or 15(d) of the
            Securities Exchange Act of 1934 or
            Section 30 of the Investment Company
            Act of 1940 during the preceding 12
            months or for such shorter period that
            the registrant was required to file such report(s) been filed? If answer is no identify report(s).

      (3)   Is it anticipated that any significant         [ ] Yes  [X] No
            change in results of operation from
            the corresponding period for the last
            fiscal year will be reflected by the
            earnings statements to be included in
            the subject report or portion thereof?

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            ATTACHMENT:

            As disclosed in previous 10-QSB reports, and in Proxy and Annual Report Filings, the Company has entered into a Purchase of Asset Agreement with Arbour Elder Services, Inc., Effective February 1, 1997. Terms of the Agreement call for Arbour to manage the Company until the closing of the Purchase Agreement. Such closing took place effective May 4, 1997. Added time is required to reflect the management period and the closing of the Purchase Agreement in the 10-QSB statements and narrative.


                                Ages Health Services Inc.
            ---------------------------------------------------------------
                      (Name of registrant as specified in charter)


            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date:  May 15, 1997                      Anders Laren
            ----------------------------    -------------------------------
                                                      President